UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004

                                   CELANESE AG
              -----------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    ----------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

               Form 20-F    X                         Form 40-F
                         -------                               -------

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                     No     X
                        -------                                --------

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-__________.

                                   CELANESE AG


On October 4, 2004 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Disclosure Notice in accordance with
Section 15 of the German Securities Trading Law as well as a press release, each announcing the Registrant's Board of Management has approved the divestment of Celanese Americas Corporation to BCP Crystal Acquisition GmbH & Co. KG , which are respectively attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.

                                    EXHIBITS

       Exhibit No.              Exhibit
       ----------               -------



          99.1                  Disclosure Notice in accordance with
                                Section 15 of the German Securities
                                Trading Law issued October 4, 2004
                                announcing the Registrant's Board of
                                Management has approved the divestment of Celanese Americas Corporation to BCP Crystal Acquisition GmbH & Co. KG

          99.2 Press release dated October 4, 2004 announcing the Registrant's Board of Management has approved the divestment of Celanese Americas Corporation to BCP Crystal Acquisition GmbH & Co. KG


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


                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CELANESE AG
                                   (Registrant)

                                   By:        /s/ P. W. Premdas
                                             --------------------------------
                                   Name :    Perry W. Premdas
                                   Title:    Member of the Management Board
                                             (Chief Financial Officer)


Date: October 4, 2004

                                  EXHIBIT INDEX


    Exhibit No.                Exhibit
    -----------                --------

    99.1                       Disclosure Notice in accordance with
                               Section 15 of the German Securities
                               Trading Law issued October 4, 2004
                               announcing the Registrant's Board of
                               Management has approved the divestment of Celanese Americas Corporation to BCP Crystal Acquisition GmbH & Co. KG

    99.2 Press release dated October 4, 2004 announcing the Registrant's Board of Management has approved the divestment of Celanese Americas Corporation to BCP Crystal Acquisition GmbH & Co. KG